EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended
	November 30,		Year Ended May 31,
	2007	2006	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$1,012	$977	$1,984	$1,734	$1,305	$541	$689
Add back:
Interest expense, net of capitalized interest	16	24	40	54	73	64	57
Portion of rent expense representative of interest factor	294	291	580	630	600	583	599

Earnings as adjusted	$1,322	$1,292	$2,604	$2,418	$1,978	$1,188	$1,345

Fixed Charges:
Interest expense, net of capitalized interest	$16	$24	$40	$54	$73	$64	$57
Capitalized interest	18	18	32	27	13	7	13
Portion of rent expense representative of interest factor	294	291	580	630	600	583	599

	$328	$333	$652	$711	$686	$654	$669

Ratio of Earnings to Fixed Charges	4.0	3.9	4.0	3.4	2.9	1.8	2.0